Exhibit 99.6

Metuchen Pharmaceuticals, LLC and
Subsidiaries

Consolidated Financial Report

For the year ended December 31, 2019 (Successor), the periods December 10,
2018 through December 31, 2018 (Successor) and January 1, 2018 through
December 9, 2018 (Predecessor)

Metuchen Pharmaceuticals, LLC and Subsidiaries

Consolidated Financial Statements

Table of Contents

Report of Independent Registered Public Accounting Firm	1-2

Consolidated balance sheets as of December 31, 2019 (Successor) and December 31, 2018 (Successor)	3

Consolidated statements of operations for the year ended December 31, 2019 (Successor), the periods December 10, 2018 through December 31, 2018 (Successor) and January 1, 2018 through December 9, 2018 (Predecessor)	4

Consolidated Statements of Changes in Members’ Capital (Deficit) for the year ended December 31 2019 (Successor), the periods December 10, 2018 through December 31, 2018 (Successor) and January 1, 2018 through December 9, 2018 (Predecessor)	5

Consolidated Statements of Cash Flows for the year ended December 31, 2019 (Successor), the periods December 10, 2018 through December 31, 2018 (Successor) and January 1, 2018 through December 9, 2018 (Predecessor)	6

Notes to Consolidated Financial Statements	7-43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Metuchen Pharmaceuticals, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Metuchen Pharmaceuticals and Subsidiaries (the “Company”) as of December 31, 2019 (Successor) and December 31, 2018 (Successor), and the related consolidated statements of operations, changes in members’ capital (deficit), and cash flows for the year ended December 31, 2019 (Successor), and for each of the periods December 10, 2018 through December 31, 2018 (Successor), and January 1, 2018 through December 9, 2018 (Predecessor), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 (Successor) and December 31, 2018 (Successor), and the consolidated results of their operations and their cash flows for the year ended December 31, 2019 (Successor), and each of the periods December 10, 2018 through December 31, 2018 (Successor), and January 1, 2018 through December 9, 2018 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses, has a working capital deficit and used cash in operations since inception. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We have served as the Company’s auditor since 2016.

EISNERAMPER LLP

Iselin, New Jersey

May 16, 2020

Metuchen Pharmaceuticals, LLC and Subsidiaries

Consolidated Balance Sheets

	Successor
	December 31,	December 31,
	2019	2018
Assets
Current assets:
Cash	$2,145,812	$2,794,125
Accounts receivable, net	2,605,130	3,512,074
Inventories	2,204,428	6,490,235
Deposits with related party	2,325	1,407,084
Prepaid expenses and other current assets	5,129,820	1,604,489

Total current assets	12,087,515	15,808,007

Goodwill	-	2,443,930
Fixed assets, net	69,837	-
Intangible assets, net	38,811,137	44,100,542
Other assets	7,397,804	4,533,641
Total assets	$58,366,293	$66,886,120

Liabilities and Members' Capital (Deficit)
Current liabilities:
Current portion of senior debt, net	$6,681,936	$19,299,827
Accounts payable	3,776,443	1,752,195
Accrued expenses	20,887,262	12,546,377
Due to related parties	-	41,151
Accrued inventory purchases	9,305,594	4,529,657
Other current liabilities	453,092	371,657
Total current liabilities	41,104,327	38,540,864

Long-term portion of senior debt	7,061,034	-
Deferred tax liability	1,432,167	2,078,032
Unfavorable leasehold interest	-	57,403
Subordinated related party term loans	-	27,891,089
Other long-term liabilities	749,546	-
Total liabilities	50,347,074	68,567,388

Member's Capital (Deficit):
Preferred units (1,619,754 units issued and outstanding as of December 31, 2019 and 0 units issued and outstanding as of December 31, 2018)	20,018,205	-
Common units (3,434,551 units issued and outstanding as of December 31, 2019 and 0 units issued and outstanding as of December 31, 2018)	29,117,233	-
Class A units (0 units issued and outstanding as of December 31, 2019 and 1,000,000 units issued and outstanding as of December 31, 2018)	-	1
Accumulated deficit	(41,116,219)	(1,681,269)
Total members' capital (deficit)	8,019,219	(1,681,268)

Total liabilities and member's capital (deficit)	$58,366,293	$66,886,120

See accompanying notes to the consolidated financial statements.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Consolidated Statements of Operations

	Successor		Predecessor
	For the Year Ended December 31, 2019	For the period December 10, 2018 through December 31, 2018	For the period January 1, 2018 through December 9, 2018
Net sales	$15,577,166	$838,926	$13,212,317
Cost of goods sold	7,427,111	282,542	2,133,283
Gross profit	8,150,055	556,384	11,079,034

Operating expenses:
General and administrative	19,727,223	887,170	10,374,672
Depreciation and amortization expense	5,291,107	289,458	7,775,536
Impairment loss	2,443,930	-	17,947,275
Total operating expenses	27,462,260	1,176,628	36,097,483

Loss from operations	(19,312,205)	(620,244)	(25,018,449)

Life insurance settlement	-	-	5,009,467
Interest expense, senior debt	(2,428,264)	(184,047)	(4,286,922)
Interest expense, related party term loans	(11,416,697)	(890,343)	(6,495,535)
Loss before income taxes	(33,157,166)	(1,694,634)	(30,791,439)

Income tax benefit	(645,866)	(13,365)	-

Net loss	$(32,511,300)	$(1,681,269)	$(30,791,439)

Net loss per common unit
Basic and Diluted	$(19.05)	$(1.68)	$(30.79)

Weighted average common units outstanding
Basic and Diluted	1,707,020	1,000,000	1,000,000

See accompanying notes to the consolidated financial statements.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Capital (Deficit)

For the year ended December 31, 2019 (Successor), the periods December 10, 2018 through December 31, 2018 (Successor) and January 1, 2018 through
December 9, 2018 (Predecessor)

	Class A Units Shares	Class A Units Amount	Preferred Units Shares	Preferred Units Amount	Common Units Shares	Common Units Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31,2017, Predecessor	100	$28,000,000	-	$-	-	$-	$-	$(23,564,549)	$4,435,451
Cumulative effect of adoption of new accounting standard	-	-	-	-	-	-	-	1,938,831	1,938,831
Net loss	-	-	-	-	-	-	-	(30,791,439)	(30,791,439)
Balance, December 9, 2018, Predecessor	100	$28,000,000	-	$-	-	$-	$-	$(52,417,157)	$(24,417,157)

Balance, December 10, 2018, Successor	100	$-	-	$-	-	$-	$-	$-	$-
Contributions	-	1	-	-	-	-	-	-	1
Net loss	-	-	-	-	-	-	-	(1,681,269)	(1,681,269)
Balance, December 31, 2018	100	$1	-	$-	-	$-	$-	$(1,681,269)	$(1,681,268)
Exchange of Class A Units for Common Units	(100)	(1)	-	-	1,000,000	1	-	-	-
Net proceeds from private placement offering	-	-	245,933	2,904,005	-	-	-	-	2,904,005
Issuance of lead investor warrants	-	-	-	(250,000)	-	-	250,000	-	-
Issuance of placement agent warrants	-	-	-	(135,800)	-	-	135,800	-	-
Conversion of related party debt into preferred and common units	-	-	1,373,821	17,500,000	2,434,551	29,117,232	(385,800)	(6,923,650)	39,307,782
Net loss	-	-	-	-	-	-	-	(32,511,300)	(32,511,300)
Balance, December 31, 2019	-	$-	1,619,754	$20,018,205	3,434,551	$29,117,233	$-	$(41,116,219)	$8,019,219

See accompanying notes to the consolidated financial statements.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Consolidated Statements of Cash Flows

	Successor		Predecessor
	For the Year Ended December 31, 2019	For the period December 10, 2018 through December 31, 2018	For the period January 1, 2018 through December 9, 2018
Cash flows from operating activities:
Net loss	$(32,511,300)	$(1,681,269)	$(30,791,439)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,291,107	289,458	7,775,536
Inventory and sample inventory reserve	2,987,606	77,599	303,529
Non-cash paid-in-kind interest	6,959,236	555,990	6,778,033
Amortization of deferred financing costs and debt discount	4,669,384	350,543	1,471,975
Accretion for end of term fee	244,477	16,787	-
Amortization of unfavorable leasehold interest	-	508	-
Deferred tax benefit	(645,866)	(6,940)	-
Lease expense	25,881	-	-
Impairment loss	2,443,930	-	17,947,275
Changes in operating assets and liabilities, net of effect from acquisitions:
Accounts receivable	906,944	(494,142)	2,445,764
Right of use asset	-	-	-
Inventories	2,558,067	4,642,623	(4,546,044)
Deposits	1,404,758	645,761	788,229
Prepaid expenses and other current assets	(2,201,178)	31,636	393,226
Accounts payable	2,024,247	391,306	(1,356,349)
Accrued expenses	8,340,885	(49,400)	11,080,793
Due to related parties	(41,152)	(150,372)	191,523
Deferred revenue	-	-	(8,528,622)
Accrued inventory purchases	-	-	-
Other current liabilities	81,435	(4,700,303)	4,147,552
Current portion of long-term liabilities	(5,982)	-	-
Net cash provided by (used in) operating activities	2,532,479	(80,215)	8,100,981

Cash flows from investing activities:
Acquisition of fixed assets	(71,540)	(1,875,660)	-
Net cash used in investing activities	(71,540)	(1,875,660)	-

Cash flows from financing activities:
Payment of senior debt	(6,013,257)	-	(7,297,763)
Proceeds from issuance of subordinated related party term loans	-	4,750,000	-
Net proceeds from private placement	2,904,005	-	-
Net cash provided by (used in) financing activities	(3,109,252)	4,750,000	(7,297,763)

Net (decrease) increase in cash	(648,313)	2,794,125	803,218

Cash, beginning of period	2,794,125	-	1,659,712
Cash, end of period	$2,145,812	$2,794,125	$2,462,930

Supplemental cash flow information:
Cash paid for interest during the period	$2,040,965	$-	$2,738,419

Noncash Items:
Issuance of lead investor warrants	$250,000	$-	$-
Issuance of placement agent warrants	$135,000	$-	$-
Increase in preferred and common units from conversion of related party debt	$(46,617,232)	$-	$-
Decrease in related party debt from conversion into preferred and common units	$39,307,782	$-	$-
Noncash increase in API Inventory (other assets)	$4,775,937	$4,529,657	$-

See accompanying notes to the consolidated financial statements.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements

1)	Nature of Operations, Basis of Presentation, and Going Concern

Nature of Operations and Basis of Presentation

Metuchen Pharmaceuticals, LLC (“Metuchen”) was formed as a limited liability company pursuant to a certificate of formation filed with the Secretary of State of Delaware on July 22, 2016. Metuchen was organized for the purpose of (i) acquiring the United States (“U.S.”), Canadian, South American, and Indian marketing authorization rights to Stendra, PDE5 inhibitor pharmaceutical product indicated for the treatment of male erectile dysfunction, (ii) owning the purchased assets, (iii) entering into a manufacturing and supply agreement, (iv) entering into a distribution agreement, and (v) engaging in any other lawful act or activity that is ancillary or incidental to the foregoing.

On December 10, 2018, (“Acquisition Date”) JCP II CI AIV, L.P. (“JCP”) acquired from Krivulka Family LLC (“Krivulka’) all Krivulka’s ownership interest in Metuchen Therapeutics, LLC (“MT”) giving JCP a controlling interest in Metuchen. This transaction was accounted for as a business combination and has been pushed down to the consolidated financial statements of the Company in accordance with the guidance for business combinations found in Accounting Standards Codification (“ASC”) 805.

Prior to this transaction, Krivulka owned 68% of MT. After the transaction JCP owns or controls 82% of the outstanding equity interests in the Company.

On December 10, 2018, Metuchen purchased all the equity interests of Timm Medical Technologies, Inc. (“Timm”) and Pos-T-Vac, LLC (“Pos-T-Vac”), collectively referred to as “Medical Device Business”, entities related to Krivulka. Upon acquisition, the Medical Device Business became wholly owned subsidiaries of Metuchen.

Metuchen International, LLC (“Metuchen International”) was formed as a limited liability company pursuant to a certificate of formation filed with the Secretary of State of Delaware on July 22, 2016. Metuchen International is a wholly owned subsidiary of Metuchen included in these consolidated financial statements and has had no activity to date.

All transactions between the consolidated entities have been eliminated in consolidation. Metuchen, Metuchen International, and Timm and Post-T-Vac, after their acquisition on December 10, 2018, are referred to collectively as the “Company” herein.

References in this report to “Successor” refer to the Company after the Acquisition Date. References to “Predecessor” refer to the Company prior to the Acquisition Date. The consolidated financial statements as of December 31, 2019, December 31, 2018, for the year ended December 31, 2019, and for the period from December 10, 2018 through December 31, 2018 represent the Successor’s financial position and results of operations (the “Successor Period”). The consolidated financial statements for the period from January 1, 2018 through December 9, 2018 represents the Predecessor’s results of operations (the “Predecessor Period”). The Successor Period reflects the assets and liabilities at fair value as of the Acquisition Date. Accordingly, the consolidated financial statements for the Predecessor Period are not comparable to the consolidated financial statements for the Successor Period. In addition, operating results for the Successor Period and Predecessor Period are not necessarily indicative of the results to be expected for a full fiscal year.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

For the period from January 1, 2018 through December 9, 2018, Metuchen was owned and controlled by the same individuals and entities who own and control Akrimax Pharmaceuticals, LLC (“Akrimax”), Mist Pharmaceuticals, LLC (“Mist”), Timm, and Cranford Pharmaceuticals, LLC (“Cranford”). As such, all transactions during this period between the Company and Akrimax, Mist, Timm, and Cranford as well as any other operations of the individuals who own and control the Company are considered related party transactions (See Note 16, Related Party Transactions).

Going Concern

The Company’s financial statements have been presented on a basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses and used cash in operations since its inception and the Company has a working capital deficit of approximately $29.0 million as of December 31, 2019. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company is exploring additional ways to raise capital. While the Company is optimistic that it will be successful in its efforts to raise additional capital, there can be no assurances that they will be successful in doing so. The financial statements do not contain any additional adjustments that might result from the resolution of any of the above uncertainties. The Company plans to continue raising additional funds to meet its operational goals until profitable.

2)	Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Company to make estimates and assumptions that affect the assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include the adequacy of accounts receivable reserves, return reserves, inventory reserves, and assessment of long-lived assets, including intangible asset impairment, and the allocation of the purchase price in acquisitions. Actual results could differ from these estimates.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Risks and Uncertainties

The Company is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to commercialization of competitor products, regulatory approvals, dependence on key products, dependence on key customers and suppliers, and protection of intellectual property rights.

The Company’s business, results of operations and financial condition may be adversely impacted by economic conditions, including the global health concerns relating to the coronavirus (COVID-19) pandemic. The outbreak and spread of COVID-19 has significantly increased economic uncertainty. Authorities implemented numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and business shutdowns. These measures may remain in place for a significant period of time and could negatively impact business and consumer spending. The extent to which the coronavirus outbreak impacts the Company’s business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. The Company does not know yet the full extent of the impact of COVID-19 on its business, operations or the global economy as a whole.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk includes cash. The Company maintains cash on deposit at U.S.-based banks in amounts which, at times, may be in excess of insured limits.

Cash and Cash Equivalents

The Company considers all highly-liquid investments that have maturities of three months or less when acquired to be cash equivalents.

Segment Reporting

On December 10, 2018, the Company acquired the Medical Device Business. The results of Medical Device Business have been included in the consolidated results since the acquisition date. As a result of the acquisition of Medical Device Business, the Company reports its results in two segments, prescription medications and medical devices. See Note 3 for additional information on the Medical Device Business acquisition and Note 18 for segment information.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Operating segments are components of a Company for which separate financial information is available and evaluated regularly by the chief operating decision maker in assessing performance and deciding how to allocate resources. The Company’s two segments, prescription medications and medical devices, focus on the treatment of male erectile dysfunction. The prescription medications consist primarily of Stendra, which is sold generally in the United States. The medical devices consist primarily of vacuum erection devices, which are sold domestically and internationally.

Revenue Recognition

Effective January 1, 2018, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, “Topic 606”, without restating prior period financial statements. Upon adoption, the Company elected the following practical expedients:

·	Portfolio approach - contracts within the Stendra revenue stream have similar characteristics and the Company believes this approach would not differ materially than if applying Topic 606 to each individual contract.
·	Modified retrospective approach - the Company applied Topic 606 only to contracts with customers which were not completed at the date of initial application, January 1, 2018.
·	Significant financing component - the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.
·	Shipping and Handling Activities - the Company considers any shipping and handling costs that are incurred after the customer has obtained control of the product as a cost to fulfill a promise.
·	Immaterial Performance Obligations - the Company disregards promises deemed to be immaterial in the context of the contract.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Prescription Medication Sales

The Company’s prescription medication sales consist of sales of Stendra in the U.S. for the treatment of male erectile dysfunction. Under Topic 606, the Company recognizes revenue from prescription medication sales when its performance obligations with its customers have been satisfied. In the contracts with its customers, the Company has identified a single performance obligation to provide Stendra upon receipt of a customer order. The performance obligation is satisfied at a point in time when the Company’s customers obtain control of Stendra, which is typically upon delivery. The Company invoices its customers after Stendra has been delivered and invoice payments are generally due within 30 to 75 days of invoice date. In determining the transaction price, a significant financing component does not exist since the timing from when the Company delivers Stendra to when the customers pay for the product is typically less than one year. The Company records prescription medication sales net of any variable consideration, including but not limited to discounts, rebates, returns, chargebacks and distribution fees. The Company uses the most likely amount method when estimating its variable consideration, unless terms are specified within contracts. The identified variable consideration is recorded as a reduction of revenue at the time revenues from sales of Stendra are recognized. The Company recognizes revenue to the extent that it is probable that a significant revenue reversal will not occur in a future period. These estimates may differ from actual consideration received. The Company evaluates these estimates each reporting period to reflect known changes.

Consistent with industry practice, the Company maintains a return policy that generally allows its customers to return Stendra and receive credit for product within six months prior to expiration date and up to one year after expiration date. The provision for returns is based upon the Company’s estimates for future Stendra returns and historical experience. The provision of returns is part of the variable consideration recorded at the time revenue is recognized.

In relation to customer contracts, the Company incurs costs to fulfill a contract but does not incur costs to obtain a contract. These costs to fulfill a contract do not meet the criteria for capitalization and are expensed as incurred. As such, the Company did not have any contract assets at December 31, 2019 and 2018.

Medical Device Sales

The Company’s medical device sales consist of domestic and international sales of men’s health products for the treatment of erectile dysfunction. The men’s health products do not require a prescription and include Vacuum Erection Devices, PreBoost, VenoSeal, penile injections (Rx), and urinary tract infection tests. Under Topic 606, the Company recognizes revenue from medical device sales when its performance obligations with its customers have been satisfied. In the contracts with its customers, the Company has identified a single performance obligation to provide medical devices upon receipt of a customer order. The performance obligation is satisfied at a point in time when the Company’s customers obtain control of the medical device, which is typically upon shipment. The Company invoices its customers after the medical devices have been shipped and invoice payments are generally due within 30 days of invoice date for domestic customers and 90 days for international customers. In determining the transaction price, a significant financing component does not exist since the timing from when the Company delivers the medical devices to when the customers pay for the product is typically less than one year.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company records medical device sales net of any variable consideration, including but not limited to returns. The Company uses the most likely amount method when estimating its variable consideration. The identified variable consideration is recorded as a reduction of revenue at the time revenues from the medical device sales are recognized. The Company recognizes revenue to the extent that it is probable that a significant revenue reversal will not occur in a future period. These estimates may differ from actual consideration received. The Company evaluates these estimates each reporting period to reflect known changes.

Consistent with industry practice, the Company maintains a return policy that generally allows its customers to return medical devices and receive credit for products within 90 days of the sale. The provision for returns is based upon the Company’s estimates for future product returns and historical experience. The Company has not made significant changes to the judgments made in applying Topic 606.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Accounts Receivable, net

The Company extends credit to its customers in the normal course of business. Accounts receivable are recorded at the invoiced amount, net of chargebacks, distribution service fees, and cash discounts. Management determines each allowance based on historical experience along with the present knowledge of potentially uncollectible accounts. See Note 4.

Inventories

Inventories consist of finished goods held for sale and raw materials. Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out method. Inventories are adjusted for excess and obsolescence. Evaluation of excess inventory includes such factors as expiry date, inventory turnover, and management’s assessment of current product demand. See Note 5.

Intangible Assets

The Company accounts for recognized intangible assets at cost. Intangible assets with finite useful lives are amortized over the useful life which the assets are expected to contribute directly or indirectly to future cash flows. Intangible assets are amortized using an accelerated method based on the pattern in which the economic benefits of the assets are consumed. The Company reviews the carrying value and useful lives of its intangible assets with definite lives whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or the period over which they should be amortized has changed. When indicators of impairment exist, the Company determines whether the estimated undiscounted sum of the future cash flows of such assets is less than their carrying amounts. If less, an impairment loss is recognized in the amount, if any, by which the carrying amount of such assets exceeds their respective fair values. The Company evaluates the remaining useful life of each intangible asset that is being amortized during each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset’s remaining useful life has changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

The Company did not record any impairments of intangible assets for the Successor Periods for the year ended December 31, 2019 or for the period from December 10, 2018 through December 31, 2018. The Company incurred an intangible asset impairment loss of $17,947,275 during the Predecessor Period.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The Company evaluates the carrying value of goodwill annually in December of each year in connection with the annual budgeting and forecast process and also between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill was allocated to below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating goodwill for impairment, we may first perform an assessment qualitatively whether it is more likely than not that a reporting unit’s carrying amount exceeds its fair value, referred to as a “step zero” approach. Subsequently (if necessary after step zero), an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. This quantitative impairment test uses a combination of the income method and guideline public company comparable companies. The income method is based on a discounted future cash flow approach that uses significant assumptions of projected revenue, projected operational profit, terminal growth rates and the cost of capital. Under Topic 350, goodwill impairment is measured as the excess of the carrying amount of the reporting unit over its fair value. The Company incurred a goodwill impairment loss of $2,443,930 during the Successor Period for the year ended December 31, 2019, related to the prescription medications segment.

Balance, December 31, 2018, Successor	2,443,930
Impairment loss	(2,443,930)
Balance at December 31, 2019, Successor	$-

Fixed Assets

Fixed assets consist of furniture and fixtures. Furniture and fixtures are recorded at cost, less accumulated depreciation, and are depreciated on a straight-line basis over its estimated useful life. The Company uses an estimated useful life of 3-5 years for furniture and fixtures. Depreciation expense for the year ended December 31, 2019 was $1,703.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Leases

Effective January 1, 2019, the Company adopted FASB ASU No. 2016-02, Leases, “Topic 842” along with other amendments issued in 2017 and 2018. Topic 842 supersedes the lease accounting requirements in Accounting Standards Codification Topic 840, Leases, “Topic 840”. Topic 842 requires organizations to recognize leased assets and liabilities on the balance sheet. The standard also requires disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements which include lease and non-lease components, which the Company accounts for as a single lease component for all leases.

Operating lease right-of-use (“ROU”) assets are included in other assets whereas operating lease liabilities are included in other current liabilities and other long-term liabilities on the Company’s consolidated balance sheets. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The operating lease payments are recognized as lease expense on a straight-line basis over the lease term. Lease payments included in the measurement of the lease liability are comprised of fixed payments.

Variable lease payments associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented in the Company’s consolidated statements of operations in the same line item as expense arising from fixed lease payments for operating leases.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to all underlying asset categories.

Topic 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The lease term for all of the Company’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

See Note 2 Summary of Significant Accounting Policies-Recently Adopted and Note 14 Commitments and Contingencies for additional information. The information presented for periods prior to January 1, 2019 has not been adjusted and is reported under Topic 840.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market.

Level 3 – Unobservable inputs which are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Financial instruments recognized at historical amounts in the consolidated balance sheets consist of cash, accounts receivable, other current assets, accounts payable, accrued expenses, other current liabilities and senior debt. The Company believes that the carrying value of cash, accounts receivable, other current assets, accounts payable, accrued expenses, other current liabilities approximates their fair values due to the short-term nature of these instruments.

The carrying value of senior debt as of December 31, 2019 approximated fair value. The fair value of the senior debt was estimated by discounting to present value the scheduled coupon payments and principal repayment, using an appropriate fair market yield and is considered Level 3 in the fair value hierarchy.

Deferred Financing Costs

Costs incurred to issue debt are deferred and presented in the consolidated balance sheets as a direct reduction from the carrying amount of the debt liability, consistent with debt discounts.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Related amortization expense is recorded as a component of interest expense over the term of the related debt using the effective interest rate method.

Costs of Equity Transactions

Incremental direct costs incurred to issue shares of the Company’s Preferred and Common Units are recorded as a reduction of the related proceeds.

Income Taxes

Metuchen is a limited liability company (“LLC’s”) for federal income tax purposes and has elected to be treated as a Partnership for state income tax purposes. PTV is a disregarded entity for federal income tax purposes. As such, all income tax consequences resulting from the operations of Metuchen and PTV are reported on the members’ income tax returns.

Timm is a C corporation, which accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Timm determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Timm recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, Timm considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If Timm determines that it would be able to realize deferred tax assets in the future in excess of its net recorded amount, Timm would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2019 and 2018, no accrued interest or penalties are recorded in the consolidated balance sheets.

Contingencies

The Company may be subject to various patent challenges, product liability claims, government investigations and other legal proceedings in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in general and administrative expenses in the consolidated statements of operations.

Shipping Costs

The Company records the costs of shipping related to prescription medication sales in general and administrative expense in its consolidated statements of operations. There were no shipping costs for the Successor Periods for the year ended December 31, 2019 and for the period from December 10, 2018 through December 31, 2018. Shipping costs for the Predecessor Period from January 1, 2018 through December 9, 2018 was $6,092.

Shipping costs related to medical devices are recorded as revenue and subsequently deducted as a component of cost of goods sold in the consolidated statements of operations. Shipping costs for the Successor Periods for the year ended December 31, 2019 and for the period from December 10, 2018 through December 31, 2018 were $130,242 and $13,648, respectively. No shipping costs related to medical devices sales were incurred in the Predecessor Period from January 1, 2018 through December 9, 2018.

Basic and Diluted Net Loss per Common Unit

The Company computes basic net loss per common unit by dividing net loss applicable to common unitholders by the weighted average number of common units outstanding during the period, excluding the dilutive effects of warrants to purchase common units. The Company computes diluted net loss per common unit by dividing the net loss applicable to common unitholders by the sum of the weighted-average number of common units outstanding during the period plus the potential dilutive effects of its convertible preferred units and warrants to purchase common and preferred units, but such items are excluded if their effect is anti-dilutive. Because the impact of these items is anti-dilutive during periods of net loss, there was no difference between the Company’s basic and diluted net loss per share of common stock for the year ended December 31, 2019 and for the Successor Period from December 10, 2018 through December 31, 2018 and for the Predecessor Period from January 1, 2018 through December 9, 2018. See Note 12.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Recent Accounting Pronouncements

Recently Adopted

In February 2016, the FASB issued ASU No. 2016-02, as amended, Leases (Topic 842) ("ASU 2016-02”). This guidance revises existing practice related to accounting for leases under Topic 840 for both lessees and lessors. The new guidance in Topic 842, requires lessees to recognize a right-of-use asset and a lease liability for nearly all leases (other than leases that meet the definition of a short-term lease). The lease liability will be equal to the present value of lease payments and the right-of-use asset will be based on the lease liability, subject to adjustment such as for initial direct costs. For income statement purposes, the new standard retains a dual model similar to Topic 840, requiring leases to be classified as either operating leases or capital leases. For lessees, operating leases will result in straight-line expense (similar to current accounting by lessees for operating leases under ASC 840) while capital leases will result in a front-loaded expense pattern (similar to current accounting by lessees for capital leases under ASC 840). The Company adopted Topic 842 on January 1, 2019 using the effective date transition method. Prior period results continue to be presented under Topic 840 based on the accounting standards originally in effect for such periods.

The Company has elected certain practical expedients permitted under the transition guidance within Topic 842 to leases that commenced before January 1, 2019, including the package of practical expedients. The election of the package of practical expedients resulted in the Company not reassessing prior conclusions under Topic 840 related to lease identification, lease classification and initial direct costs for existing leases at January 1, 2019.

Upon adoption, the Company recorded an operating lease liability with a corresponding operating lease ROU asset of $0.3 million. The Company also reclassified the unfavorable leasehold interest to the operating ROU asset upon adoption of Topic 842. The adoption did not have a material impact on the consolidated results of operations and cash flows for the year ended December 31, 2019.

As discussed further above, on January 1, 2018, the Company adopted Topic 606 using the modified retrospective approach and applied this approach only to contracts that were not completed as of January 1, 2018. The Company calculated a one-time transition adjustment of $1,938,831, which was recorded on January 1, 2018 to the opening balance of accumulated deficit, related to the product sales of Stendra. The Topic 606 transition adjustment recorded for Stendra resulted in sales being recognized earlier than under Topic 605, as the deferred revenue recognition model (sell-through) is not permitted under Topic 606. The one-time adjustment consisted of $8,528,628 in deferred revenue offset by deferred inventory of $186,313 and $6,403,484 of variable consideration included in accrued expenses in the accompanying balance sheet.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, that eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of today’s goodwill impairment test) to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (i.e., measure the charge based on today’s Step 1). The Company adopted ASU 2017-04 effective December 10, 2018. The early adoption of the standard had no impact on the consolidated financial statements.

Pending Adoption as of December 31, 2019

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Subsequently, in November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses. ASU 2016-13 changes the impairment model for most financial assets including trade receivables and certain other instruments that are not measured at fair value through net income. ASU 2016-13 will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. ASU 2016-13 also simplifies the accounting model for purchased credit-impaired debt securities and loans. Private entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 and ASU 2018-19 are effective for the annual periods beginning after December 15, 2022. Public entities that are SEC filers must adopt for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is evaluating the impact of this new guidance on its consolidated financial statements.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure requirements on fair value measurements by requiring that Level 3 fair value disclosures include the range and weighted average of significant unobservable inputs used to develop those fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. The guidance is effective for the Company for the annual periods and interim periods within annual periods beginning after December 15, 2019 for both private and public entities. Early adoption is permitted. The Company is evaluating the impact of this new guidance on its consolidated financial statements.

3)	Acquisitions

On December 10, 2018, the Company entered into two acquisition transactions with a common related party as discussed below. The Company considers these acquisitions to be a combined transaction for accounting purposes.

On December 10, 2018, JCP obtained majority control of the Company through its purchase of the member interests in Metuchen Therapeutics previously held by KFE, an entity controlled by Krivulka, for $1. JCP also paid $3,250,000 to KFE to acquire KFE’s interest in notes issued by Metuchen.

The Company considered the guidance of ASC 350-30 in ascribing fair value to intangible assets. In accordance with ASC 350-30-35, any intangibles acquired with definitive lives will be amortized over their useful lives while intangibles with indefinite lives will not be amortized.

The Company identified the Stendra product as the only intangible asset acquired and calculated the fair value of the Stendra product using the multiperiod excess earnings method (“MPEEM”) of the income approach.

The Company determined the fair value of its outstanding debt based on a waterfall of the Company’s invested capital using the current value method. Based on the fair value of the invested capital as of December 10, 2018, the senior debt would be paid in full upon liquidation. As such, the carrying value of the senior term debt of $19,266,850 was considered to also be its fair value. The subordinated related party term loans were discounted to the pre-acquisition carrying value of $37,757,209, based on the remaining expected funds from a sale of the enterprise. The fair value of the related party notes was calculated as $22,250,746 which represents a decrease of $15,506,463. The difference was recorded as a debt discount and is being amortized over the remaining term of the related party notes using the effective interest method.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

On December 10, 2018, Metuchen entered into an equity purchase agreement to acquire the issued and outstanding shares of capital stock of Timm and the outstanding equity interests of Pos-T-Vac. Timm and Post-T-Vac are medical device companies that manufacture vacuum therapy systems for the treatment of male erectile dysfunction. Both of these entities were majority owned and controlled by Krivulka.

Under the terms of the transaction, Metuchen paid $4.0 million in cash plus adjustments for the cash on hand, closing indebtedness and interest and seller transaction costs.

The acquisition-date fair value of the consideration transferred is as follows:

Cash price, including cash on hand and seller expenses	$4,400,222
Seller indebtedness paid	478,355
Accounts payabledue to Timm on acquisition date	(159,779)
Total consideration	$4,718,798

Two intangible assets were acquired in this transaction: 1) Timm Product and 2) PTV Product. In accordance with the guidance of ASC 350-30, to calculate the fair values of the Timm Product and PTV Product, the MPEEM of the income approach was used.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	$2,843,139
Accounts receivable	3,017,932
Inventories	11,190,001
Prepaid expenses	1,508,578
Related party assets	2,052,845
Other current assets	27,866
Other assets	3,984
Intangible assets	44,390,000
Accounts payable	(1,360,891)
Accrued expenses and other current liabilities	(12,475,640)
Deferred tax liability	(2,084,972)
Due to related parties	(31,835)
Current portion of senior debt, net	(19,266,850)
Subordinated related party term loans	(22,250,746)
Other current liabilities	(5,220,543)
Unfavorable leasehold interest	(68,000)

Total identifiable net assets	$2,274,868

Fair value of consideration transferred	$4,718,798
Net assets acquired	2,274,868
Goodwill	$2,443,930

As discussed above, these transactions were considered to be a combined transaction for accounting purposes and accounted for as a business combination under the acquisition method of accounting and the Company elected the option to apply pushdown accounting whereby JCP’s basis in the net assets acquired at the acquisition date is reflected in these consolidated financial statements. Accordingly, the tangible assets and identifiable intangible assets acquired, and liabilities assumed were recorded at fair value as of the date of acquisition. Total goodwill of $2,443,930 represents the excess of the purchase price over the net identifiable tangible and intangible assets acquired. The Company believes the goodwill related to the acquisition was a result of the expected synergies to be realized from combining operations and is not deductible for income tax purposes.

Combined transaction costs for the above transactions were $165,253 and were recorded in consolidated statements of operations.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4)	Accounts Receivable, net

Accounts receivable, net is comprised of the following:

	Successor
	December 31, 2019	December 31, 2018
Gross accounts receivables	$4,989,260	$3,946,463
Distribution service fees	(2,061,481)	(347,619)
Chargebacks accruals	(60,507)	-
Cash discount allowances	(235,867)	(34,552)
Allowance for doubtful accounts	(26,275)	(52,218)
Total accounts receivable, net	$2,605,130	$3,512,074

For the Successor Period for the year ended December 31, 2019, gross sales from customers representing 10% or more of the Company’s total gross sales included one customer which represented approximately 86% of total gross sales. For the Successor Period for the period from December 10, 2018 through December 31, 2018, gross sales from customers representing 10% or more of the Company’s total gross sales included one customer which represented approximately 83% of total gross sales.

For the Predecessor Period from January 1, 2018 through December 9, 2018, gross sales from customers representing 10% or more of the Company’s total gross sales included the Company’s top three customers, with gross sales equal to approximately 31%, 29%, and 25%.

Receivables from customers representing 10% or more of the Company’s gross accounts receivable included one customer at December 31, 2019 equal to 88% of the Company’s total gross accounts receivables and one customer at December 31, 2018 equal to 84% of the Company’s total gross accounts receivables.

5)	Inventories

Inventory is comprised of the following:

	Successor
	December 31, 2019	December 31, 2018
Raw Materials	$798,161	$2,690,776
Finished Goods	1,406,267	3,799,459
	$2,204,428	$6,490,235

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Finished goods are net of valuation reserves of $220,254 and $429,099 as of December 31, 2019 and 2018, respectively. Raw materials are net of valuation reserves of $2,872,977 and $1,227,097 as of December 31, 2019 and 2018, respectively.

6)	Prepaid Expenses and Other Current Assets

Prepaid expenses and Other current assets are comprised of the following:

	Successor
	December 31, 2019	December 31, 2018
Prepaid samples	$391,024	$89,994
Prepaid insurance	287,844	4,102
Prepaid FDA fees	732,204	697,309
Prepaid coupon fees	71,500	550,000
Rebates receivable	1,243,120	-
API purchase commitment asset (see Note 13)	1,409,592	-
Other prepaid expenses	468,226	123,612
Other current assets	526,310	139,472
Total prepaid expenses and other current assets	$5,129,820	$1,604,489

Prepaid samples, which are presented net of reserves, are expensed when distributed to the sales force. The prepaid samples reserve amount was $145,474 and $1,640,370 at December 31, 2019 and 2018, respectively.

In relation to a transition services agreement with a prior owner of the product rights to Stendra, the prior owner had processed managed care rebates and had not remitted them back to the Company as of December 31, 2019. As of December 31, 2019, the Company has a receivable of $1.2 million related to rebates processed by the prior owner of the product rights to Stendra.

7)	Intangible Assets

Balance, January 1, 2018, Predecessor	$60,132,811
Amortization expense	(7,775,536)
Intangible Impairment	(17,947,275)
Balance, December 10, 2018, Predecessor	$34,410,000

Balance, December 10, 2018, Successor	$-
Acquisition of intangible assets	44,390,000
Amortization expense	(289,458)
Balance, December 31, 2018, Successor	44,100,542
Amortization expense	(5,289,405)
Balance at December 31, 2019, Successor	$38,811,137

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The future annual amortization related to the Company’s intangible assets is as follows:

2020	$6,650,218
2021	6,867,771
2022	6,191,740
2023	5,445,729
2024	4,650,787
Thereafter	9,004,892
$38,811,137

The intangible assets held by the Company are the Stendra Product, Timm Product, and PTV Product and are being amortized over their estimated useful lives of 10 years, 12 years, and 12 years, respectively. The carrying value of the Stendra Product, Timm Product, and PTV Product as of December 31, 2019 are $30.0 million, $6.9 million and $1.9 million, respectively. The carrying value of the Stendra Product, Timm Product, and PTV Product as of December 31, 2018 are $34.2 million, $7.7 million and $2.2 million, respectively.

8)	Other Assets

Other assets are comprised of the following:

	Successor
	December 31, 2019	December 31, 2018
API purchase commitment asset (see Note 13)	$6,721,574	$4,529,657
Operating lease ROU asset	672,246	-
Other assets	3,984	3,984
Total other assets	$7,397,804	$4,533,641

9)	Accrued Expenses

Accrued expenses are comprised of the following:

	Successor
	December 31, 2019	December 31, 2018
Accrued price protection	$1,847,639	$4,422,463
Accrued product returns	10,707,807	7,664,551
Accrued contract rebates	1,368,279	39,363
Due to Vivus (see Note 13)	2,259,769	-
Due to third-party logistic provider	4,388,600	-
Other accrued expenses	315,168	420,000
Total accrued expenses	$20,887,262	$12,546,377

As part of its acquisition of Stendra, the Company provides the previous owner with price protection for certain Stendra product returns that are processed by the previous owner. Some customer agreements require that product returns be credited at the current wholesale acquisition cost (“WAC”). If the Company subsequently raises the WAC, the Company will reimburse the previous owner for the difference between the current WAC and the original sale price for returns processed by the previous owner.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10)	Debt

Senior Debt

The following is a summary of Metuchen’s senior indebtedness at December 31, 2019 and 2018:

	Successor
	December 31, 2019	December 31, 2018
Principal balance	$11,688,979	$19,627,662
Less: Unamortized debt discount	-	(360,812)
Plus: Paid In Kind interest	1,101,575	16,190
Plus: End of term fee	952,416	16,787
Total senior debt	$13,742,970	$19,299,827

On September 30, 2016, the Company entered into a loan agreement with Hercules, a third party, for a $35 million term loan (“Senior Debt”) with a stated interest rate of the greater of either (i) Prime plus 7.25% or (ii) 10.75%. The interest rate was 12.00% at December 31, 2019. The Senior Debt includes an additional Paid-In-Kind (“PIK”) interest that increases the outstanding principal on a monthly basis at an annual rate of 1.35% and a $787,500 end of term charge.

On November 22, 2017, the Company amended its loan agreement with Hercules (“First Amendment”). A covenant was added, in which the Company must achieve a certain minimum EBITDA, as defined, target for the trailing twelve-month period, ending June 30, 2018. The end of term charge was increased from $787,500 to $1,068,750. The minimum EBITDA for each of the trailing six months and the fixed charge coverage ratio (1:1 to 0.9:1) were reduced. The Company was also required to prepay $10,000,000 in principal. This amendment was accounted for as a modification under ASC 470, Debt. At December 31, 2019, the Company was in violation of certain debt covenants. Based upon the covenant violations, the lender has the right to call the debt at its election.

Monthly principal payments, including interest commenced November 1, 2018 with the outstanding balance of the Senior Debt due in full on November 1, 2020. The end of term charge is being recognized as interest expense and accreted over the term of the Senior Debt using the effective interest method.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The total debt issuance costs paid to the lender associated with the First Amendment to the Senior Debt agreement were approximately $62,600 and have been recorded as a debt discount and were being recognized as interest expense over the term of the debt using the effective interest method. In accordance with ASC 805, the debt including accrued PIK interest and the end of term fee were recorded at fair value on December 10, 2018.

On April 13, 2020, the Company amended its loan agreement with Hercules. The amendment waived all financial covenant defaults for all periods since inception through the period ending March 31, 2020. The debt is now classified in accordance with the payment schedule within the agreement, and $6,681,936 is classified as a current liability with $7,061,034 classified as a noncurrent liability. The amendment also included the following changes:

•	Removed the Adjusted EBITDA and Fixed Cost Coverage Ratio Covenants.
•	Extended the maturity date from October 1, 2020 to April 2021, which can be further extendable to December 1, 2021 upon achieving the Financing Milestone, as defined in the agreement.
•	Increased the cash interest rate from the greater of (a) 10.75% or (b) 10.75% plus the US WSJ Prime minus 4.50% to the greater of (a) 11.50% or (b) 11.50% plus the US WSJ Prime minus 4.25%.
•	Removed the PIK interest rate.
•	Removed the prepayment penalty.

Interest expense on the Senior Debt is as follows:

	Successor		Predecessor
	For the Year Ended December 31, 2019	For the period December 10, 2018 through December 31, 2018	For the period January 1, 2018 through December 9, 2018
Interest expense for term loan	$2,216,341	$151,070	$2,532,449
PIK interest	211,923	16,190	282,498
Amortization of debt issuance costs	-	-	866,825
End of term fee accretion	-	16,787	605,150
	$2,428,264	$184,047	$4,286,922

Included in accrued expenses in the accompanying consolidated balance sheets as of December 31, 2019 and 2018 is $132,006 and $201,426, respectively, of accrued and unpaid interest.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Subordinated Related Party Term Loans

The Company’s subordinated related party term loans are as follows:

	Successor
	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Principal balance	$-	$42,507,209
Less: Discount on debt	(15,155,920)	(15,506,463)
Plus: Paid in kind interest	16,544,318	539,800
Plus: Discount amortization	4,669,384	350,543
Plus: Principal balance before conversion of subordinated related party term loan	33,250,000	-
Less: Conversion of subordinated related party term loan to equity at September 16, 2019	(39,307,782)	-
Subordinated related party term loans	-	27,891,089

The Company executed a Subordination Agreement (“Sub Debt”) with several related parties, L. Mazur Associates, JV (“LMA”), KFE and JCP (herein referred to collectively as “the Related Holders”). The Company and the Related Holders entered into an Amended and Restated Subordination Agreement (“Amended Agreement”). Under the terms of the Amended Agreement, the principal balance was $30,579,496. The amount due was divided 20.9%, 20.1%, and 59%, respectively, amongst LMA, KFE, and JCP. The cash interest rate of the amended sub debt was 12%. Additional PIK interest was 8% payable on the maturity date.

On December 10, 2018, as part of the acquisition accounting for JCP Acquisition of a majority ownership interest in Metuchen, the outstanding Sub Debt was determined to have a fair value that was less than its carrying value. The fair value of the subordinated related party term loans was $22,250,746 at December 10, 2018. A debt discount of $15,506,463 was recognized and was being amortized to interest expense over the term of the debt using the effective interest method. The Company recorded interest expense related to the discount of $4,669,384 and $350,543 for the Successor Periods for the year ended December 31, 2019 and for the period from December 10, 2018 through December 31, 2018, respectively.

On December 10, 2018, the Company signed a subordinated promissory note for an additional $4,750,000 of Sub Debt from JCP. The proceeds were used for the acquisition of the Medical Device Business. The principal, along with PIK interest at an annual rate of 25%, was due on April 2, 2021.

On September 16, 2019, Metuchen entered into an Exchange Agreement (“Exchange Agreement”) with JCP III SM AIV, L.P. and L. Mazur Associates, JV to exchange Preferred and Common Units for the Company’s subordinated related party term loans. Upon consummation of the exchange, the Preferred and Common Units issued were for the full satisfaction of the subordinated related party term loan. As of December 31, 2019, there was no outstanding principal balance or accrued interest for the subordinated related term loans. The following chart summarizes the instruments exchanged in the transaction as of September 16, 2019:

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Common Units, at fair value (2,434,551.28 Units)	$29,117,232
Preferred Units, at fair value (1,373,820.51 Units)	17,500,000
Total fair value of Preferred and Common Units exchanged	46,617,232

Sub Debt principal balance	33,250,000
Add: PIK Interest	16,544,318
Less: Debt Discount	10,486,536
Total carrying value of Sub Debt exchanged	39,307,782

Excess of fair value of Preferred and Common Units exchanged over the carrying value of Sub Debt	$(7,309,450)

Based on ASC 470, the Company accounted for the exchange between related parties as a capital transaction. The carrying value of the subordinated related party term loans, including any accrued interest, on the date of the exchange was $39.3 million and the fair value of Preferred and Common Units was $46.6 million. As this is a capital transaction between related parties it is not appropriate to record an extinguishment loss; therefore, the company recorded the $7.3 million difference between the carrying value of the subordinated related party term loans and the fair value of the Preferred and Common Units to members’ capital. See Note 11 Members’ Capital for the determination of fair value of the Preferred and Common Units.

Interest expense on the related party term loans was $11,416,697 and $890,343, including PIK interest of $6,747,313 and $539,800, for the Successor Periods for the year ended December 31, 2019 and for the period from December 10, 2018 through December 31, 2018, respectively. Interest expense on the related party term loans was $6,495,535, including PIK interest of $6,495,535, for the Predecessor Period from January 1, 2018 through December 9, 2018.

11)	Members’ Capital

(a)	Capitalization

The Company authorized 100 units of Class A Common Units (the “Class A Units”) to be issued and outstanding. In addition, there were Restricted Member Units (“RMU’s”) that were designated as a class of incentive units (also known as “Class B Units”).

On September 16, 2019, the Company amended and restated its operating agreement creating the rights and preferences relating to the Preferred Units and Common Units mentioned in the Private Placement Offering below.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(b)	Preferred Units

A holder of a Preferred Unit is entitled to vote on any matter requiring the approval of such units. In addition, the Preferred Unit holders are entitled to distributions, after adjustment for specific items, for each fiscal year.

The following actions require the prior consent of the holders of a majority of the outstanding Preferred Units: (a) amend, alter or repeal any provision of the amended and restated operating agreement (if such amendment would adversely affect any of the rights or preferences of the Preferred Units); (b) authorize or create membership interests that have a preference over the Preferred Units as to dividends or liquidation; (c) declare or pay any dividends or distributions; (d) dissolve or liquidate (in whole or in part), consolidate, merge, convey, lease, sell, or transfer all or substantially all of the assets of the Company; or purchase or otherwise acquire (directly or indirectly) all or substantially all of the assets or equity interest issued by another company; or file a petition for bankruptcy or receivership of the Company; (e) repurchase or redeem any Membership Interests; or (f) enter into any agreement, commitment or arrangement to do any of the foregoing. See also Note 12 Section (f) for further discussion of Preferred Units.

(c)	Common Units (formerly known as Class A Units)

A holder of a Common Unit is entitled to vote on any matter requiring the approval of such units. In addition, the Common Unit holders are entitled to distributions, after adjustment for specific items, for each fiscal year.

Effective with the amended and restated operating agreement on August 26, 2019, each Class A Unit was exchanged for 10,000 Common Units. There was no change to the ownership percentages as a result of the exchange and the rights and privileges of Common Unit holders is consistent with that of the Class A Unit.

(d)	Class B Units

As of September 16, 2019, none of the Class B Units have been issued. Effective with the amended and restated operating agreement on September 16, 2019, the Class B Units are no longer an authorized membership interest of the Company.

(e)	Liquidation

Upon liquidation of the Company or upon any Company sale, the Company shall pay, hold, or distribute, or cause to be paid, held or distributed, the proceeds thereof as follows: (a) first, to the holders of Preferred Units, pro rata in proportion to the number of Preferred Units held by such holders, until the holders of such Preferred Units receive in respect of each Preferred Unit held by them, the preferred liquidation preference amount; (b) second, to the holders of Common Units, pro rata in proportion to the number of Common Units held by such holders, the remaining proceeds available for distribution.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(f)	Private Placement Offering

On September 16, 2019, the Company executed a Private Placement offering (“Private Placement”) with V4 Capital Partners, LLC (“Lead Investor”) and other accredited investors (collectively “Investors”). None of the Investors had previously held an interest in the Company. Pursuant to the Private Placement, the Company agreed to issue and sell up to $3.5 million of the Company’s Preferred Units. Each Preferred Unit had an offering price of $12.7382 per unit. The Company issued 245,933 Preferred Units related to the Private Placement and received aggregate net proceeds from the Private Placement of $2.7 million.

The Preferred Units contain a 5% non-cumulative quarterly dividend, include one vote per unit on all matters to be voted upon by Common Unit holders and require a mandatory conversion upon the closing of a qualified public offering, with the conversion price being subject to adjustment if the price per share in the qualified public offering is less than $15.92275 per Preferred Unit. Subject to adjustment, each Preferred Unit can be converted into one Common Unit. The Preferred Units did not meet the criteria for liability classification and are classified within equity. In addition, the embedded conversion feature was considered clearly and closely related to the Preferred Units and did not require bifurcation. However, the embedded conversion feature represents a beneficial conversion feature with a relative fair value of $26,500 and has been recorded to additional paid-in capital, included within the $250,000 proceeds received related to the issuance of the lead investor warrants.

In connection with the Private Placement, the Lead Investor received warrants (“Lead Investor Warrants”) to purchase an aggregate of 615,838.50 shares of the Company’s Preferred Units. The Lead Investor Warrants expire on September 16, 2020 and have an exercise price of $0.01 per Preferred Unit. The Lead Investor Warrants are only exercisable upon a qualified public offering being consummated within one year. The fair value of the Lead Investor Warrants was estimated to be $2.1 million. To record the issuance of the Lead Investor Warrants, the Company allocated the proceeds of $250,000 received from the Lead Investor for the Preferred Units between the Lead Investor Warrants and the beneficial conversion feature for the embedded conversion option. Of the proceeds received, the relative fair value allocated to the Lead Investor Warrants was $223,500 and was included in additional paid-in capital. The Lead Investor Warrants did not meet the criteria for liability classification.

The Company estimated their fair value using Monte Carlo Simulation approach. Significant judgments used in the valuation model included the overall likelihood of a qualified public offering occurring and Management’s estimate for the aggregate equity value, including an estimate for the proceeds from a qualified public offering as well as giving consideration in the event the price per share in a qualified public offering is below 125% of the $12.7382 price per Preferred Unit. Also incorporated in the fair value of the Lead Investor Warrants was a risk-free rate, estimated volatility of equity and an incremental discount for lack of marketability.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Also, in connection with the Private Placement, the placement agent received warrants (“Placement Agent Warrants”) to purchase an aggregate of 21,139.10 shares of the Company’s Preferred Units. The Placement Agent Warrants expire on September 16, 2024 and have an exercise price of $12.7382 per Preferred Unit. The Placement Agent Warrants can be exercised any time on or after September 16, 2019. The fair value of the Placement Agent Warrants was estimated to be $135,800 and was included in additional paid-in capital. The Placement Agent Warrants did not meet the criteria for liability classification.

The Company estimated their fair value using the Black-Scholes valuation model. The inputs used to value the Placement Agent Warrants included the Preferred Unit Price and the Placement Agent Warrant Strike Price (both of which are $12.7382), the expiration date of the Placement Agent Warrants of September 16, 2024, the risk-free rate to the expiration date of 1.73%, and the estimated volatility over the expected term of the Placement Agent Warrants of 90.0%.

As there has been no public market for the Company’s common stock to date, the estimated fair value of its Common Units has been determined by the Board of Directors as of the Private Placement date, with input from management, considering the Company’s most recently available valuations of the aggregate equity value of the Company. In addition to considering the results of these valuations, the Company’s Board of Directors considered various objective and subjective factors to determine the fair value of its Common and Preferred Units as of the private placement date, including the progress of the Company’s products sales, external market conditions affecting and trends within the life sciences industry and the likelihood of achieving a liquidity event. The fair value of the Company’s Common Units as of the Private Placement Date was determined to be the difference between the fair value of the Company’s aggregate equity and the summation of the fair values of the Preferred Units, the Lead Investor Warrants and Placement Agent Warrants.

12)	Basic and Diluted Net Loss per Common Unit

The following is a reconciliation of the weighted average number of Common Units outstanding used in calculating basic and diluted net loss per unit:

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

	Successor		Predecessor
	For the Year Ended December 31, 2019	For the period December 10, 2018 through December 31, 2018	For the period January 1, 2018 through December 9, 2018
Numerator
Net loss	$(32,511,300)	$(1,681,269)	$(30,791,439)

Denominator
Weighted-average common units for basic and diluted net loss per unit	1,707,020	1,000,000	1,000,000

Basic and diluted net loss per common unit	$(19.05)	$(1.68)	$(30.79)

The following table summarizes the potentially dilutive securities convertible into Common Units that were excluded from the calculation of diluted net loss per unit because their inclusion would have been antidilutive:

	Successor		Predecessor
		For the period	For the period
	For the Year Ended December 31, 2019	December 10, 2018 through December 31, 2018	January 1, 2018 through December 9, 2018
Preferred Units	1,619,754	-	-
Lead Investor Warrants	615,839	-	-
Placement Agent Warrants	21,139	-	-

Total	2,256,732	-	-

13)	Marketing, Licensing and Distribution Agreements

(a)	Vivus

On September 30, 2016, Metuchen entered into an License and Commercialization Agreement (the “License Agreement”) with Vivus, Inc (“Vivus”) to purchase and receive the license for the commercialization and exploitation of Stendra for a one-time fee of $70 million, and for an additional $0.8 million, Metuchen also acquired the current Stendra product and sample inventories as of September 30, 2016 that were owned by Vivus. The License Agreement gives Metuchen the right to sell Stendra in the U.S and its territories, Canada, South America, and India. In December 2000, Vivus originally was granted the license from Mitsubishi Tanabe Pharma Corporation (“MTPC”) to develop, market, and manufacture Stendra. Stendra was approved by the Food and Drug Administration (“FDA”) in April 2012 to treat male erectile dysfunction.

Metuchen will pay MTPC a royalty of 5% on the first $500 million of net sales and 6% of net sales thereafter. In consideration for the trademark assignment and the use of the trademarks associated with the Product and the Vivus technology, Metuchen shall (a) during the first, second, and third years following the expiration of the Royalty Period in a particular country in Metuchen’s territory, pay to Vivus a royalty equal to 2% of the net sales of Products in such territory; and (b) following the fourth and fifth years following the end of the Royalty Period in such territory, pay to Vivus a royalty equal to 1% of the net sales of Products in such territory. Thereafter, no further royalties shall be owed with respect to net sales of Stendra in such territory.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

In addition, Metuchen will be responsible for a pro-rata portion of a $6 million milestone payment to be paid once $250 million in sales has been reached on the separate revenue stream of Stendra. Should the $250 million of sales threshold be reached, the Company will be responsible for $3.2 million of the milestone payment.

In connection with the License Agreement, Metuchen and Vivus also entered into a Supply Agreement on the effective date of the License Agreement. The Supply Agreement states that Vivus will initially manufacture, test, and supply the product to Metuchen or its designee, directly or through one or more third parties. The agreement is effective through September 30, 2021. Metuchen is required to make future minimum annual purchases of Stendra under the Supply Agreement as follows (based on current prices, however, subject to annual price increases).

Calendar Year	Minimum Purchase Obligation
2020	$4,100,000
2021	$4,100,000

Stendra can be purchased by written purchase orders submitted to Vivus at least 125 days in advance of the desired shipment date. For each quarter, the Company is required to submit purchase orders for at least 90% of the quantities in the forecast above. Vivus will have no obligation to supply Stendra in excess of 120% of the quantity specified above but will use reasonable efforts.

As of December 31, 2019, the Company has $9.3 million of accrued inventory purchases related to the Company’s minimum purchase obligations with Vivus for raw material or API inventory. As API inventory is not a finished good, the Company does not have title to the product and classifies API Inventory in either other current assets or other assets, depending on whether the Company expects to take title to the product within one year from the date of the financial statements. As of December 31, 2019 and 2018, there was $1.4 million and $0, respectively, included in other current assets (see Note 6) and $6.7 million and $4.5 million, respectively, included in other assets (see Note 8). The Company reviews its inventory levels and purchase commitments for excess amounts that it is required to purchase but projects it will not be able to sell prior to product expiry. During the year ended December 31, 2019, the Company recorded a reserve of $1.2 million, which is included in cost of goods sold, to reduce the cost of API inventory to its net realizable value.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

During the Successor Periods for the year ended December 31, 2019 and for the period from December 10, 2018 through December 31, 2018, Metuchen incurred royalties to MTPC for Stendra of $550,533 and $20,863, respectively. During the Predecessor Period from January 1, 2018 through December 9, 2018, Metuchen incurred royalties to MTPC for Stendra of $539,265. Royalties incurred were included in cost of goods sold in the consolidated statements of operations. As of December 31, 2019 and 2018, Metuchen had a receivable for royalties for $309,147 and $120,138 which are included in other current assets in prepaid expenses and other current assets in the consolidated balance sheet (see Note 6).

(b)	Related parties

See Note 15, Related Party Transactions for a complete description of related party marketing, licensing, and distribution Agreements.

14)	Commitments and Contingencies

(a)	Employment Agreements

The Company has employment agreements with certain non-executive officers and key employees that provide for, among other things, salary and performance bonuses.

(b)	Legal Proceedings

The Company is not currently involved in any significant claims or legal actions that, in the opinion of management, will have a material adverse impact on the Company’s operations, financial position or cash flows.

(c)	Milestones and Royalties

See Note 13, Marketing, License, and Distribution Agreements for a description of future milestone and royalty commitments pursuant to our acquisitions, license and distribution agreements.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(d)	Price Protection

As part of its acquisition of Stendra, the Company provides the previous owner with price protection for certain Stendra product returns that are processed by the previous owner. The Company has accrued $1,847,639 and $4,422,463 for amounts due to the previous owner as of December 31, 2019 and 2018, respectively. See Note 9.

(e)	Operating Leases

The Company has commitments under operating leases for office and warehouse space used in its operations. The Company’s leases have remaining lease terms ranging from 4.7 years to 7.0 years.

The components of lease expense were as follows:

For the Year Ended December 31, 2019
Operating Lease Cost:
Fixed lease cost	$88,002

For the Successor Period from December 10, 2018 through December 31, 2018 and Predecessor Period from January 1, 2018 through December 9, 2018 rent expense was $11,859, and $20,629, respectively.

Supplemental balance sheet information related to leases was as follows:

As of December 31, 2019
Operating lease ROU asset:
Other assets	$672,246

Operating lease liability:
Other current liabilities	$96,104
Other long-term liabilities	639,568
Total operating lease liability	$735,672

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Supplemental lease term and discount rate information related to leases was as follows:

As of December 31, 2019
Weighted-average remaining lease terms - operating leases	5.7 years
Weighted-average discount rate - operating leases	12.6%

Supplemental cash flow information related to leases was as follows:

For the Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$92,068

Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$698,127

Future minimum lease payments under non-cancelable leases as of December 31, 2019 were as follows:

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Lease Liability Maturity Analysis	Operating Leases
2020	$182,639
2021	184,239
2022	187,739
2023	189,374
2024	155,242
Thereafter	163,432
Total lease payments	1,062,665
Less: Imputed Interest	(326,993)
Total	$735,672

As of December 31, 2019, the Company had no operating leases that had not yet commenced.

15)	Related Party Transactions

During the Predecessor Periods, Metuchen conducted business with the following related parties: (i) Mist, (ii) Akrimax, (iii) Timm, (iv) Cranford, and (v) JCP.

In the Successor Period, as result of the JCP acquisition more fully described in Note 3, Mist, Cranford and Akrimax are no longer considered to be related parties and Timm became a subsidiary of Metuchen with all intercompany balances eliminated in consolidation.

A summary of due from (to) related parties is as follows:

	Successor
	December 31, 2018
Mist	$1,407,084	(i)
Akrimax	-	(ii)
TIMM	-	(iii)
Cranford	-	(iv)
JCP	(41,151)	(v)
	$1,365,933

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The following reflects the related party transactions, which were included in general and administrative expense in the accompanying consolidated statements of operations:

	Successor	Predecessor
	For the period December 10, 2018 through December 31, 2018	For the period January 1, 2018 through December 9, 2018
Mist	$-	$3,477,051	(i)
Akrimax	-	5,847	(ii)
TIMM	-	425,000	(iii)
Cranford	-	-	(iv)
JCP	41,151	-	(v)
Total included in general and administrative expense	$41,151	$3,907,898

(i)	Mist

On September 30, 2016, Metuchen and Mist entered into a Sales, Marketing, and Distribution Agreement pursuant to which Mist acquired the U.S. distribution rights to the Stendra asset in exchange for which Mist shall be entitled to be paid an administrative fee annually during the distribution period for providing the distribution services. The Administrative Fee due to Mist from Metuchen shall be paid within forty-five days after the end of each calendar quarter during the distribution period, and shall be an amount equal to (i) 7.0% of the Net Sales made during the relevant calendar quarter plus a sales force fee equal to the number of prescriptions written in the territory multiplied by $13.50 for prescriptions written from July 22, 2016 through September 30, 2017. For the period October 1, 2017 through September 30, 2018 that rate was $12.50 per prescription. Effective November 30, 2018, Metuchen terminated the Sales, Marketing, and Distribution Agreement with Mist and brought all the activities formerly being performed by Mist in house.

During the Predecessor Period from January 1, 2018 through December 9, 2018, the Company was charged $3,477,051 for Mist expenses. The details are as follows:

Predecessor
For the period January 1, 2018 through December 9, 2018
Mist administrative fees	$382,775
Mist sales force fees	194,344
Mist marketing, support, and regulatory fees	2,899,932
Total included in general and administrative expense	$3,477,051

There were no Mist transactions recorded in the Successor Periods.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(ii)	Akrimax

On September 30, 2016, Metuchen granted Akrimax, the right to sell and market the Product in the Primary Care Physician (“PCP”) market space within the U.S. and its territories. Akrimax will have the right to receive an incentive fee from Metuchen based upon a pro-rata share of the 7% of net sales payable each calendar quarter. Akrimax shall also be entitled to a sales force fee for selling the product. The fee was equal to the number of prescriptions written in the territory multiplied by $13.50 for prescriptions written from July 22, 2016 through September 30, 2017. For the period October 1, 2017 through September 30, 2018 that rate was $12.50 per prescription. The agreement was terminated on January 31, 2018.

During the Predecessor Period from January 1, 2018 through December 9, 2018, the Company incurred $5,847 for Akrimax expenses. The details are as follows:

Predecessor
For the period January 1, 2018 through December 9, 2018
Akrimax administrative fees	$5,847
Akrimax sales force fees	-
Total included in general and administrative expense	$5,847

There were no Akrimax transactions recorded in the Successor Periods.

(iii)	Timm

On September 30, 2016, Metuchen granted Timm, the right to sell and market the Stendra Product in the urology market space within the U.S. and its territories. Timm has the right to receive an incentive fee from Metuchen based upon a pro-rata share of the 7% of net sales payable each calendar quarter. Timm is also be entitled to a sales force fee for selling the product. The fee was equal to the number of prescriptions written in the territory multiplied by $13.50 for prescriptions written from July 22, 2016 through September 30, 2017. For the period October 1, 2017 through September 30, 2018 that rate was $12.50 per prescription.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

During the Predecessor Period from January 1, 2018 through December 9, 2018, the Company incurred $425,000 of Timm expenses. The details are as follows:

Predecessor
For the period January 1, 2018 through December 9, 2018
TIMM administrative fees	$232,494
TIMM sales force fees	192,506
Total included in general and administrative expense	$425,000

As a result of the Timm Acquisition on December 10, 2018, (see Note 3) all intercompany transactions for the Successor Periods have been eliminated in consolidation.

(iv)	Cranford

A $5 million keyman life insurance policy on behalf of Metuchen’s previous managing member was transferred from Cranford to Metuchen during 2017. In May 2018, Metuchen received $5,009,467, which includes interest as proceeds from a keyman life insurance policy on behalf of its managing member, Krivulka, who passed away in February 2018. The proceeds were recorded as other income in the Predecessor’s consolidated statements of operations.

(v)	JCP

There were no JCP transactions recorded in the Successor Period for the year ended December 31, 2019. During the Successor Period from December 10, 2018 through December 31, 2018, JCP paid $41,151 in legal expenses on behalf of the Company. This expense is included in general administrative expenses in the Company’s consolidated statements of operations for the Successor Period and Due to related party on the December 31, 2018 consolidated balance sheet.

There were no JCP transactions recorded in the Predecessor Period.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16)	Income Taxes

The components of the income tax benefit are as follows:

	Successor		Predecessor
	For the Year Ended December 31, 2019	For the period from December 10, 2018 through December 31, 2018	For the period from January 1, 2018 through December 9, 2018
Current benefit:
Federal	$-	$(4,469)	$-
State	-	(1,956)	-
Total current benefit	-	(6,425)	-

Deferred benefit:
Federal	(165,483)	(5,157)	-
State	(480,383)	(1,783)	-
Total deferred benefit	(645,866)	(6,940)	-

Total income tax benefit	$(645,866)	$(13,365)	$-

A reconciliation of the Company's statutory income tax rate to the Company’s effective income tax rate is as follows:

	Successor		Predecessor
	For the Year Ended December 31, 2019	For the period from December 10, 2018 through December 31, 2018	For the period from January 1, 2018 through December 9, 2018
Income at US Statutory Rate	21.00%	21.00%	21.00%
State Taxes, net of Federal benefit	1.59%	-2.53%	0.00%
Permanent Differences	-0.02%	0.32%	0.00%
Pass through income to members	-21.13%	-27.84%	-21.00%
Other	0.51%	0.00%	0.00%
Effective income tax rate	1.95%	-9.05%	0.00%

The net deferred income tax liability balance related to the following:

	Successor		Predecessor
	For the Year Ended December 31, 2019	For the period from December 10, 2018 through December 31, 2018	For the period from January 1, 2018 through December 9, 2018
Accruals	$5,732	$14,757	$-
Intangible Assets	(1,438,682)	(2,092,789)	-
Net operating loss carryforwards	783	-	-
Total deferred tax liability	$(1,432,167)	$(2,078,032)	$-

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17)	Defined Contribution Plan

The Company has a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. Eligible employees can contribute to the defined contribution plan, subject to certain limitations, on a pre-tax basis. The Company matches up to 100% of the first 6% of each employee’s contribution and is recognized as expense in general and administrative expenses on the consolidated statement of operations. Employer contributions were $218,361 for the Successor Period for the year ended December 31, 2019. There were no employer contributions for the period from December 10, 2018 through December 31, 2018. Employer contributions were $31,044 for the Predecessor Period from January 1, 2018 through December 9, 2018.

18)	Segment Information

Prior to the acquisition of the Medical Device Business, the Company managed its operation as a single segment for the purposes of assessing performance and making operating decisions.

The Company reorganized its segments to reflect the change in the organizational structure resulting from the acquisition of Medical Device Business Subsequent to the acquisition of Medical Device Business, the Company manages its operations through two segments. The Company’s two segments, prescription medications and medical devices, focus on the treatment of male erectile dysfunction. The prescription medications consist primarily of Stendra, which is sold generally in the United States. The medical devices consist primarily of vacuum erection devices, which are sold domestically and internationally. The Company’s results of operations by reportable segment for the year ended December 31, 2019 are summarized as follows:

For the year ended December 31, 2019	Prescription Medications	Medical Devices	Corporate	Consolidated
Net sales	$11,110,660	$4,466,506	$-	$15,577,166
Cost of goods sold	6,057,977	1,369,134	-	7,427,111
General and administrative expenses	13,873,200	2,735,390	3,118,633	19,727,223
Depreciation and amortization expense	4,145,833	1,145,274	-	5,291,107
Impairment loss	2,443,930	-	-	2,443,930
Interest expense	-	-	13,844,961	13,844,961
Income tax benefit	-	645,866	-	645,866
Net income (loss)	$(15,410,280)	$(137,426)	$(16,963,594)	$(32,511,300)

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company’s results of operations by reportable segment for the Successor Period from December 10, 2018 through December 31, 2018 are summarized as follows:

For the period December 10, 2018 through December 31, 2018	Prescription Medications	Medical Devices	Corporate	Consolidated
Net sales	$513,878	$325,048	$-	$838,926
Cost of goods sold	216,181	66,361	-	282,542
General and administrative expenses	496,352	264,088	126,730	887,170
Amortization expense	226,112	63,346	-	289,458
Interest expense	-	-	1,074,390	1,074,390
Other income/(expense)	-	-	-	-
Taxes	-	13,365	-	13,365
Net income	$(424,767)	$(55,382)	$(1,201,120)	$(1,681,269)

Unallocated operating expenses include costs that were not specific to a particular segment but are general to the group; included are expenses incurred for administrative and accounting staff, general liability and other insurance, professional fees and other similar corporate expenses. Interest and other income (expense), net is also not allocated to the operating segments.

The following table reflects net sales by geographic region for the Successor Periods for the year ended December 31, 2019 and for the period from December 10, 2018 through December 31, 2018:

	Successor
		For the
		period
	For the	December
	Year	10, 2018
	Ended	through
	December	December
Net sales	31, 2019	31, 2018
United States	$14,236,886	$714,477
International	1,340,280	124,449
	$15,577,166	$838,926

No individual country other than the United States accounted for 10% of total sales for the Successor Periods for the year ended December 31, 2019 and for the period from December 10, 2018 through December 31, 2018.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company’s assets by reportable segment and reconciliation of segment assets to consolidated assets as of December 31, 2019 are summarized as follows:

	Prescription Medications	Medical Devices	Consolidated
Intangible assets, net	$30,039,758	$8,771,379	$38,811,137
Total segment assets	47,455,382	10,910,911	58,366,293

The Company’s assets by reportable segment and reconciliation of segment assets to consolidated assets as of December 31, 2018 are summarized as follows:

	Prescription Medications	Medical Devices	Consolidated
Goodwill	$2,005,562	$438,368	$2,443,930
Intangible assets, net	34,183,888	9,916,654	44,100,542
Total segment assets	55,549,385	11,336,735	66,886,120

19)	Subsequent Events

The Company has evaluated subsequent events through May 16, 2020, the date at which the consolidated financial statements were available to be issued.

On January 31, 2020, the Company entered into a Subordinated Promissory Note with JCP III SM AIV, L.P., a related party, in the principal amount of $3.0 million (“Subordinated Promissory Note”). The maturity date of the Subordinated Promissory Note is April 2, 2021 and has PIK interest that increases the outstanding principal on a monthly basis at an annual rate of 20%.

On April 1, 2020, the Company entered into a Subordinated Promissory Note with JCP III SM AIV, L.P., a related party, in the principal amount of $3.0 million (“Subordinated Promissory Note”). The maturity date of the Subordinated Promissory Note is April 2, 2021 and has PIK interest that increases the outstanding principal on a monthly basis at an annual rate of 20%.

On April 22, 2020, the Company entered into a Subordinated Promissory Note with JCP III SM AIV, L.P., a related party, in the principal amount of $4.0 million (“Subordinated Promissory Note”). The maturity date of the Subordinated Promissory Note is April 2, 2021 and has PIK interest that increases the outstanding principal on a monthly basis at an annual rate of 20%.

On March 24, 2020, Metuchen entered into an exclusive license and development agreement with Hybrid Medical LLC for H100™ (the “Hybrid Medical License Agreement”). Under the terms of the Hybrid Medical License Agreement Metuchen has the exclusive right, including the right to sublicense, to use, sell, market and commercialize H100™ globally. The agreement provides that Metuchen’s exclusive right extends to any new indications or field uses for H100™ beyond the already identified use for Peyronie’s disease.

As discussed in Note 10, the Company refinanced its long-term debt with Hercules on April 13, 2020.

Metuchen Pharmaceuticals, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company is in negotiations with a publicly traded company to complete a reverse merger and expects to sign an agreement of merger shortly. Once the merger, which is subject to the approval of the shareholders of the publicly traded company, is complete, the resulting company will be publicly traded. The merger agreement is expected to include, among other provisions, certain termination rights for both parties for which under specified circumstances either party may be required to pay a termination fee of $1.0 million. While there can be no assurances, it is expected that the reverse merger will occur in the second quarter of 2020.

We are closely monitoring the impact of the COVID-19 pandemic on the Company’s business and are unable to predict the impact that the COVID-19 pandemic will have on the Company’s future financial condition, results of operations and cash flows due to numerous uncertainties. These uncertainties include the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact and the direct and indirect economic effects of the pandemic and containment measures, among others. The outbreak of COVID-19 in many countries, including the United States, has significantly adversely impacted global economic activity and has contributed to significant volatility and negative pressure in financial markets. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly. Further, the impacts of a potential worsening of global economic conditions and the continued disruptions to, and volatility in, the credit and financial markets, pharmaceutical supply chains, patient access to healthcare as well as other unanticipated consequences remain unknown.